SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March, 2021	Commission File Number: 001-31615

Sasol Limited

(Name of Registrant)

Sasol Place

50 Katherine Street
Sandton, 2196

South Africa

(Address of Principal Executive Offices)

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-184526), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Each of Sasol Limited and Sasol Financing USA LLC is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit No.	Description
1.1	Underwriting Agreement among Sasol Limited, Sasol Financing USA LLC and the underwriters named therein.
5.1	Opinion of Shearman & Sterling (London) LLP, U.S. counsel.
5.2	Opinion of Edward Nathan Sonnenbergs, Inc., South African counsel to Sasol Limited.
23.1	Consent of Shearman & Sterling (London) LLP (included in its opinion filed as Exhibit 5.1).
23.2	Consent of Edward Nathan Sonnenbergs, Inc. (included in its opinion filed as Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

Sasol Limited

By:	/s/ Paul Victor
Name: Paul Victor Title: Authorized Signatory